Filed by Computer Network Technology Corporation pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed to be filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended.

Subject Company: Computer Network Technology Corporation
Commission File No. 333-122758

ON MARCH 15, 2005, COMPUTER NETWORK TECHNOLOGY CORPORATION CONDUCTED ITS PRELIMINARY Q4 2004 EARNINGS TELEPHONE CONFERENCE, THE TRANSCRIPT OF WHICH IS SET FORTH BELOW.

FINAL TRANSCRIPT

Conference Call Transcript

CMNT - Preliminary Q4 2004 Computer Network Technology Corp. Earnings Conference Call

Event Date/Time: Mar. 15. 2005 / 5:30PM ET

Event Duration:  37 min

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CORPORATE PARTICIPANTS

Greg Barnum

Computer Network Technology - VP of Finance and CFO

Tom Hudson

Computer Network Technology - Chairman, President and CEO

CONFERENCE CALL PARTICIPANTS

Chad Bennett

MJSK - Analyst

Paul Mansky

Smith Barney - Analyst

Naveen Bobba

Bear Stearns - Analyst

Brendan Smith

Goldman Sachs - Analyst

Clint Morrison

Feltl & Co. - Analyst

PRESENTATION

 Operator

 Ladies and gentlemen thanks for standing by and welcome to the Preliminary Fourth Quarter Earnings Conference Call. During the presentation all participants will be in a listen-only mode. Afterwards we’ll conduct a question and answer session. At that time if you have a question please press the one followed by the four on your telephone.

As a reminder, this conference is being recorded Tuesday, March 15, 2005 and I’d like to turn the conference over to Mr. Greg Barnum. Please so ahead sir.

 Greg Barnum - Computer Network Technology - VP of Finance and CFO

 Thank you and good afternoon. In this conference call we may make forward-looking statements which involve risks and uncertainties. The company’s actual results could differ materially from those projected in any such forward-looking statements. Additional information concerning important factors that could cause results to differ materially from those in any such forward-looking statements is included in today’s press release and in our Annual Report on Form 10-K for 2003 as filed with the Securities and Exchange Commission as well as other important filed from time to time with the SEC. The company assumes no obligation to publicly release the results of new revisions or updates to these forward-looking statements to reflect future events or occurrences.

Non-GAAP financial measures are reconciled to our GAAP numbers at our website which can be found at cnt.com. Because our merger with McDATA is pending, I must make the following statement.

On February 11, 2005, McDATA filed a Registration Statement with the SEC on Form S-4 jointly with CNT in connection with the proposed merger. This Registration Statement has not been declared effective by the SEC and the Joint Proxy Statement/Prospectus is not in its final definitive form and both may be amended. McDATA and CNT will mail a Joint Proxy Statement/Prospectus to stockholders of McDATA and shareholders of CNT containing information about the proposed merger after the Registration Statement containing the Joint Proxy Statement/Prospectus has been declared effective by the SEC.

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Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully in their entirety when they are available. The Registration Statement and Joint Proxy Statement/Prospectus contain important information about McDATA, CNT, the proposed merger, the persons soliciting proxies relating to the proposed merger, their interests in transactions and related maters.

Investors and security holders can obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus may also be obtained from McDATA by directing a request by mail to McDATA Corporation at 380 Interlocken Crescent, Broomfield, CO 80021, telephone 720-558-4629, or from CNT by directing a request by mail to CNT at 6000 Nathan Lane North, Plymouth, Minnesota 55442, telephone 763-268-6130.

McDATA, CNT, directors and certain executive officers of McDATA and CNT may be considered participants in the solicitation of proxies in connection with the Merger. Certain directors and executive officers may have direct or indirect interests in the Merger due to securities holdings of McDATA and CNT, and you should refer to the Joint Proxy/Statement Prospectus for further information on these matters.

Finally, I must also remind you that on March 7th we announced that we are rescheduling our conference call scheduled for that afternoon due to the fact that we needed additional time to complete the reconciliation of finishing inventory between the general ledger and the company’s materials requirement planning, or MRP, system and to review accounting for fourth quarter shipments. The company has completed this review.

The statement of operations for the year ended January 31, 2005 and the balance sheet as of January 31, 2005 have been adjusted to reflect the above error. The adjustment increased the costs of goods sold by approximately $2 million for the year ended January 31, 2005 with a corresponding decrease in inventory as of January 31, 2005. These adjustments are included in the year-end numbers that we will discuss today that are reflected as attained prior to the beginning of the fourth quarter. The company will reflect the adjustment in the financial statements and quarterly data included the Form 10-K for the year ended January 31, 2005.

Because of the nature of the adjustment our outside auditors have not year completed their final review of the adjustment. Therefore the year-end financial statement audit is not yet complete and there can be no assurance the financial information included in this call will not change upon completion of the audit. Let me know turn the call over to Tom.

 Tom Hudson  - Computer Network Technology - Chairman, President and CEO

 Thanks Greg. Good afternoon everyone and thank you for joining us. I’m Tom Hudson, CNT’s Chairman, President and CEO. Today CNT reported revenue for the fourth quarter of $104 million up 17% sequentially from the third quarter of $89 million.

On a pro forma basis, CNT reported a net profit of $1.3 million or $0.4 per share in the fourth quarter. The improvement was due to the following: a continued strong acceptance of the UltraNet Multi-service Director (UMD), our Fibre Channel/FICON Director. In terms of units shipped, shipments were up 48% from the third quarter which was up 57% over the second quarter; Strong performance of our UltraNet Storage Director product, we have the largest revenue quarter since the third quarter of 2003; Continued strong demand for our UltraNet Edge product ;increased demand for CNT’s end-to-end solutions that involve project management, professional services, CNT products and solutions with bandwidth, and finally benefits from the cost reduction actions that we have taken during the third quarter.

Our UMD has seen significant success in the FICON and Fibre Channel Director markets in its first two quarters of availability. This fourth generation product builds on our strength in both large scale open systems and mainframe environments, easily matching the scale offered by new server and storage systems. We saw a number of important successes and competitive wins in both Fibre Channel and FICON environments in the quarter.

Early in the quarter we announced that IBM will be selling the UMD to its customers on an OEM basis, further validating the quality and value offered by this product. And just after the quarter ended we announced that Hitachi Data Systems has certified and will resell the UMD. Hitachi is already a worldwide reseller of our extension products and with the addition of the UMD to the existing reseller agreement, Hitachi Data Systems now supplies CNT’s full portfolio of business continuity, disaster recovery, SAN switching and SAN consolidation products on a global basis.

I’d like to make a few comments on the quarter four wins that highlight the breath of CNT’s capabilities as an end-to-end storage networking solutions provider. First in Q4 we delivered 16 USDs to a leading global financial services organization. They now have 64 USDs in what is now the largest single disaster recovery network in the world for their billing and banking applications. By the way, it is also the world’s largest XRC network. The multimillion dollar project included implementation service and ongoing performance and availability monitoring with our Network Management Service offering.

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Another significant Q4 win involved designing and implementing a storage infrastructure and a backup strategy for one of the country’s major food products manufacturers. Following an acquisition, their SAP implementation grew substantially stretching the limits of their existing storage infrastructure. CNT helped them with a DAS (direct attached storage) to SAN migration involving the UMD and then delivered the disk storage and tape backup environment, along with the consulting and implementation services.

Also in Q4, we launched the first phase of our $5 million plus project with a major U.S. insurer. This customer is outsourcing two data centers and asked for a complete solution and a single point of accountability. We delivered a turnkey solution involving over $350,000 in our UltraNet Edge product as well as network design and data migration services, implementation services, several UMD Fibre Channel Directors and the new disk storage infrastructure. The customer got what they wanted. A single project lead in CNT and we were able to deliver significant value and rapid return on their investment. I’ll now turn the call back over to Greg to provide some further information regarding our fourth quarter results and then I’ll conclude with a few remarks after which both Greg and I will be available to answer your questions.

 Greg Barnum  - Computer Network Technology - VP of Finance and CFO

 Thanks Tom. As Tom mentioned CNT reported a pro forma net profit for the fourth quarter of $1.3 million or $0.04 per share compared to a pro forma net profit of $3.7 million or $0.13 a share in the fourth quarter last year. On an as reported GAAP basis, we had a net loss of $2.2 million or $0.08 per share compared to a GAAP net profit of $3.6 million or $0.12 per share in the fourth quarter last year.

The GAAP numbers for the fourth quarter this year include non-cash charges for amortization of developed technology, customer lists and trademarks, charges for severance, non-cash stock compensation expense and legal and banking fees related to the McDATA merger.

For the year ended January 31, 2005, we reported an adjusted pro forma net loss of $6.3 million or $0.23 per share compared to a pro forma profit of $6.4 million or $0.23 a share last year. On an as reported GAAP basis, we have an adjusted net loss of $110.6 million or $3.95 per share for 2004 compared to a GAAP net loss of $24.1 million or $0.89 per share in 2003.

Now turning to the revenue and gross margin. Product sales generated revenues of $72.4 million in the fourth quarter of ‘04 which is up $15.6 million or 28% from the third quarter. This increase was primarily due to increases in our UMD, USD and Wave Division Multiplexer sales over the third quarter of 2004. Pro forma gross margins from product sales were 40% in both the fourth and the third quarter. Pro forma service margins were 43.4% in the fourth quarter compared to 46.8% in the third quarter.

The decrease in service margins was primarily due to the maintenance contract cancellations, some changes to a time and material based billings and the delayed renewal on some maintenance contracts. We also had an end of service on some older products that took effect on December 31, 2004.

Our operating expenses on a pro forma basis as a percent of revenues in the fourth quarter were 39% compared to 42% of revenue in the third quarter. The improvement was due to the 17% sequential revenue increase for the quarter and for the final benefit of the cost reduction actions taken in the third quarter.

Our day sales outstanding as of January 31st increased to 84 compared to a record 65 days at the end of the third quarter. This increase was somewhat expected due to the large number of annual maintenance contracts that renew during the fourth quarter. The entire year of maintenance gets billed through accounts receivable while only one-twelfth of the renewal is recorded as revenue in the quarter. As we collect these annual renewals in the first quarter the DSO should decrease.

Inventory turns for the fourth quarter increased to seven turns from five turns in the third quarter.  Our inventory level declined approximately $6.0 million or 17% from the end of the third quarter.

Our cash balance at the end of the fourth quarter was $54 million compared to $57.9 million at the end of the third quarter. Operations including working capital changes used about $2 million of cash during the quarter. During the fourth quarter we spent about $3.5 million of cash for capital expenditures. Let me now turn the call back over to Tom for some closing comments.

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 Tom Hudson  - Computer Network Technology - Chairman, President and CEO

Thanks Greg. As I indicated previously, we were very pleased with our performance during this fourth quarter. We saw our Fibre Channel Director shipments increase 48% which we believe is substantially faster than the market is growing. We’ve now shipped about 300 UMDs and have over 200 in production in customer SAN’s for both FICON and open systems.

Early in the quarter we announced that IBM will be selling the UMD to its customers on an OEM basis, further validating the quality and value offered by this product. Just after the quarter ended we announced Hitachi Data Systems has certified and will resell the UMD. In addition, we have UMD customers working in production using virtually every major storage company’s equipment further validating the quality, interoperability and heterogeneous capability of CNT’s products, services, and support.

In addition we had our largest sale of CNT’s UltraNet Replication Appliance solution at West Coast Bank, giving them a key backup and recovery, cost effective and timely solution using tiered storage that improved their customer backup over tenfold and at less cost.

We announced that we had many significant customer wins based around our ability to deliver end-to-end storage networking solutions for business continuity, disaster recovery and data migration. We ended the quarter with a strong backlog of over $47 million of products and managed service contracts commitments.

Now let me turn to the proposed acquisition of CNT by McDATA. We announced our intent to merge with McDATA on January 18th. On January 28th we filed with the Federal Trade Commission and the Department of Justice for Hart-Scott-Rodino approval and we received early termination of the waiting period on February 11th. Also on February 11th, we filed our Joint S-4 Registration Statement with the SEC.

Work is well underway with management representatives from both CNT and McDATA in our joint integration office. The team is working diligently to build the right foundation for moving forward. CNT and McDATA are a natural fit and complement each other because we bring together the most experienced teams to deliver complete storage networking capability across SAN, MAN and WAN environments.

Some of the elements of the combined value proposition include: SAN products - a full line of products that range from embedded switches to the most scaleable director; Wide area and metro area products - CNT is the recognized leader of wide area networking extension for both mainframe and open systems at any distance, over any media, in any environment. We believe we have the most implementations over IP networks of any vendor in the world. These are attached using CNT, McDATA and Brocade fiber channel switches; Our unique leading edge software for SAN management and WAN management gives our customers the kinds of tools they need to properly manage these networks.

Our strong industry partnerships with the EMC, IBM, Hitachi, StorageTek, Hewlett Packard, QLogic and others - these partnerships run the spectrum from direct (co-sell) to resell to OEM sales relationships. And lastly our world class customer services delivered worldwide directly through CNT’s offices which include consulting, implementation, maintenance, and managed services.

While I cannot comment on specific product roadmap or direction issues; we’ll do that after closing. I can say that this is winning combination - McDATA and CNT, with industry leading solutions and the products, services and very talented people from both companies that are focused on meeting our customers’ needs.

The tangible value that we provide to customers and partners will help us drive growth and higher value for our partners, customers, and shareholders.

In summary, the transaction will create a leader in the enterprise storage networking solutions, with a sustainable financial business model. We believe the combination of the companies’ complimentary products and services provides customers and partners with the right solutions as they address their strategic requirements for a storage networking infrastructure that delivers increased productivity, business continuity, and regulatory compliance

I’d like to thank you for participating in this conference call today and your interest in CNT and our merger.  At this time, Greg and I will be available to answer any of your questions.

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 QUESTION AND ANSWER

Operator

 Ladies and gentlemen if you would like to register a question, please press the one followed by the four on your telephone. You’ll hear a three tone prompt to acknowledge your request. If your question has been answered and you would like to withdraw your space, please press the one followed by the three. If you’re using a speakerphone please lift your handset before entering your request. One moment please for our first question and it comes from the line of Chad Bennett at MJSK, please go ahead.

 Chad Bennett  - MJSK - Analyst

 Greg could you give us the customary revenue breakdown between CNT products, third party service consulting, and so forth and then maybe as much granularity as you can into the CNT product revenue line?

 Greg Barnum  - Computer Network Technology - VP of Finance and CFO

 Sure Chad. In terms of the breakdown in the four categories that we have historically given out CNT products (audio gap) million dollars; maintenance was $20.7 million; third party products was $17.3 and professional services was $10.8.  Chad those are all the numbers we’ve been giving out lately because we’re starting to integrate the products and breaking out - too much estimates would go into a great deal of the individual profits.

 Chad Bennett  - MJSK - Analyst

 Understandable. Since it seems like a lot of the revenue out-performance at least relative to my numbers came from CNT product revenue which I think is as a whole your highest gross margin segment. It didn’t seem like that positively impacted gross margins the way I thought it would. Are we seeing - you know was IBM - the IBM OEM deal a big contributor which is I assume a little bit lower margin or what’s happening there?

 Greg Barnum  - Computer Network Technology - VP of Finance and CFO

 We saw a very strong acceptance of the UltraNet Storage Director which carries the high gross margins but we also saw a 46% increase in units or 48% increase in units of our UltraNet Multi-service Director, our Fibre Channel Director, and a majority of that still does go through OEM channels which carry lower than average gross margins, plus we had a big win with our UltraNet Replication Appliance - our UltraNet Replication Appliance which does have a lot of third party product in it. So a lot of the growth in the CNT products came from OEM product which carries lower margins and some of our products that carry some third party software and hardware in them.

 Chad Bennett  - MJSK - Analyst

 Okay and Tom you mentioned about the success or traction you got with the UMD - I believe you said you shipped something on the order of 300 units - 200 in SANs. Can you give us a sense of what the mix is between open systems and FICON?

 Tom Hudson  - Computer Network Technology - Chairman, President and CEO

 Sure, I don’t have the exact numbers but it’s approximately two-thirds FICON and one-third open systems which is a major improvement for us to move from just the mainframe market space to the open systems market space. Of the open systems ones - a high portion of those are mixed environments where its a combination with open end mainframe-

 Chad Bennett  - MJSK - Analyst

 Is most of the open systems through the OEM channel or is there no difference?

 Tom Hudson  - Computer Network Technology - Chairman, President and CEO

 I’m not sure of the pattern. We sell a number of those direct to customers and I don’t know about them.

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 Chad Bennett  - MJSK - Analyst

 Okay I’ll step offline and come back with some follow-ups. Thanks.

 Tom Hudson  - Computer Network Technology - Chairman, President and CEO

 Okay

Operator

 Our next question comes from the line of Paul Mansky from Smith Barney. Please go ahead.

 Paul Mansky  - Smith Barney - Analyst

 A couple of questions actually. As I’m going through and reconciling your non-GAAP results for Q4 as well as the full year, in addition to the cause and impact and related tax impact it looks as though there’s a bit of a delta on the OpEx line. Could you help me out whether there’s some adjustments with respect to Q1 to Q3 operating expense as well?

 Tom Hudson  - Computer Network Technology - Chairman, President and CEO

 A very small amount of the $2 million was down there, like a couple of hundred thousand dollars of the cost of goods sold actually flows through operating expenses but it shouldn’t be anything - nothing major though.

 Paul Mansky  - Smith Barney - Analyst

 And then did you say what depreciation was for the quarter?

 Tom Hudson  - Computer Network Technology - Chairman, President and CEO

 No. It was about $7.1 million.

 Paul Mansky  - Smith Barney - Analyst

 And headcount at the end of the quarter?

 Tom Hudson  - Computer Network Technology - Chairman, President and CEO

 At the end of the quarter we were at 1,011.

 Paul Mansky  - Smith Barney - Analyst

 One thousand eleven and then finally I heard in the prepared remarks something about impact related with some maintenance contract cancellations. Can you go into a little bit more color there for us please?

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 Tom Hudson  - Computer Network Technology - Chairman, President and CEO

 We had to service some of the older products – the majority of the older Inrange products. The actual end of service date was December 31st, so we stopped servicing those. We also saw some of the older Channel Link products come off maintenance and go on a time and materials basis and but those were the big reasons.

 Greg Barnum  - Computer Network Technology - VP of Finance and CFO

 Generally those are pretty old network environments where that happens.

 Paul Mansky  - Smith Barney - Analyst

 Okay and just by way of clarification one final question. With respect to UMD going through the OEM channel did you say that those carried lower than corporate average gross margins?

 Tom Hudson  - Computer Network Technology - Chairman, President and CEO

 Correct.

 Paul Mansky  - Smith Barney - Analyst

 Okay great. Thank you very much.

Operator

 Ladies and gentlemen as a reminder to register for a question please press the one followed by the four. Our next question comes from the line of Naveen Bobba from Bear Stearns. Go ahead.

 Naveen Bobba  - Bear Stearns - Analyst

 Thank you. Just a few housekeeping questions. Greg you gave the break out for revenues in terms of CNT products, third party products, etc.. Can you give the gross margin break out as well?

 Greg Barnum  - Computer Network Technology - VP of Finance and CFO

 I don’t have that with me right now, Naveen. I think I have those numbers with me right now. In ballpark, we saw the CNT products maintain about a 50% gross margin - wait I’m sorry. I gave you both; that’s not right. We saw the CNT products maintain about a 50% gross margin, comparable with previous quarters. Our maintenance was about a 46% gross margin, down a little bit because of the drop in the revenue. Our third party products were about a 15% gross margin and then the service was around 30-35%. Those are just estimates right now.

 Naveen Bobba  - Bear Stearns - Analyst

 Okay, just to move on. Sales and marketing went up quite a bit sequentially. Is anything unusual going on there this quarter?

 Tom Hudson  - Computer Network Technology - Chairman, President and CEO

 No, we had such a big quarter in terms of revenue a lot of the sales force went into accelerators. That’s all that happened there.

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 Naveen Bobba  - Bear Stearns - Analyst

Okay. The R&D line at $11 million in R&D expense you have. Can you break up how much of that goes into the UMD versus the UltraNet products?

 Greg Barnum  - Computer Network Technology - VP of Finance and CFO

 Well I don’t have an exact number for you but you know half of it - more than half of it would go into the UMD.

 Naveen Bobba  - Bear Stearns - Analyst

 Okay and finally I guess Tom for you, given the pending merger, what are you seeing in terms of sales activity this quarter from customers and can you give a guesstimate on what you think sales could be this quarter?

 Tom Hudson  - Computer Network Technology - Chairman, President and CEO

 Well we’re pretty early in the quarter so its hard to give you anything exact but we expect the fourth quarter to first quarter typical downturn that we see in the first quarter of each year so we think demand is actually fairly good overall in the marketplace. We’ll see that cycle that I just referred to. I think we’ll also see the continued pickup from the UltraNet Edge and Director products which we have the largest install base on. We’re seeing some caution by customers to just try and understand from John Kelly and I what the product plan will be and we can’t give them that just now because we’re not working as one team just yet, but we will get that information out on the product roadmap as quickly as possible after the merger is complete. So I think we’re likely to see a decent first quarter. Perhaps some little pause here with the customers waiting out those roadmaps.

 Naveen Bobba  - Bear Stearns - Analyst

 Okay thank you guys.

 Operator

 Our next question comes from the line of Brendan Smith from Goldman Sachs. Go ahead.

 Brendan Smith  - Goldman Sachs - Analyst

 Thank guys. Most things were already asked. I wanted to confirm - I know the press release says that the filings will be done by April. I just wanted to confirm that means that you should be in compliance with the Nasdaq requirements?

 Tom Hudson  - Computer Network Technology - Chairman, President and CEO

 Correct. Our 10-K due date would be around April 13th.

 Brendan Smith  - Goldman Sachs - Analyst

 Okay thanks a lot guys.

 Operator

 Our next question comes from the line of Clint Morrison from Feltl & Co. Please go ahead.

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 Clint Morrison  - Feltl & Co. - Analyst

 Just a quick one and I apologize. I got cut off early on. Did you say anything as to what your best guess is to wins or the proxy material in the bullet was really going to transpire here and did the issues with your accounting issues really affect the time table at all?

 Greg Barnum  - Computer Network Technology - VP of Finance and CFO

 Well, the timing of the filing of the S-4 is really more of a McDATA question than us, Clint. They are the ones who file that statement.

 Clint Morrison  - Feltl & Co. - Analyst

 I guess the question is has the time table really changed from what sort of the original speculation and talk was?

 Greg Barnum  - Computer Network Technology - VP of Finance and CFO

 I think that it probably hasn’t in the sense that they have been fairly consistent on time to close by the end of May. We were hopeful that we could do it earlier. I think we probably blown any of the early timeframe to do it much earlier than that.

 Clint Morrison  - Feltl & Co. - Analyst

 Okay that’s all. Thanks.

 Greg Barnum  - Computer Network Technology - VP of Finance and CFO

 Welcome.

 Operator

 Ladies and gentlemen as a reminder to register for a question please press the one followed by the four. We have a follow-up question from the line of Paul Mansky. Please go ahead.

 Paul Mansky  - Smith Barney - Analyst

 Actually my question was just asked and answered. However since I have the mike - maybe if you could talk a little bit - I know in quarters past you’ve talked a little bit from a higher level perspective about what your views were with respect to IT spending environments as we look forward during the course of the next year and I know you’ve been more bearish than most. Can you possibly update us with respect to you views around IT spending as a whole?

 Greg Barnum  - Computer Network Technology - VP of Finance and CFO

 I’m not sure I’d agree that I’ve been more bearish than most. We have been cautious about it. I think customers - it is picking up a bit. Customers are continuing to see IT as a productivity tool for them. I think the examples I was giving today - for examples where each customer had some implementations with CNT and now broadened it and in some cases very substantially to get a better backup - a lower cost backup and to get improved backup windows. One of the banks was looking to improve their overall window for recovery time to about an hour and that’s across a broad spectrum of applications and multi-sites.

 So I’d say that’s a good sign because customers are investing in the future. They’re investing in building out this kind of application infrastructure for storage networking and improved data accessibility and reliability across their business.  I think that’s very encouraging and with customers taking on very large projects, they have a long gestation period that’s implemented for real. I would question that it’s not an enormous ground swell but I think it’s a very encouraging pickup.

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 Paul Mansky  - Smith Barney - Analyst

 Did you see Sarbanes-Oxley implementation and preparation have any type of impact with respect to either sales cycles or order patterns?

 Greg Barnum  - Computer Network Technology - VP of Finance and CFO

 I’m not sure that I would see anything with Sarbanes-Oxley per se.

 Tom Hudson  - Computer Network Technology - Chairman, President and CEO

 I haven’t heard anything like that Paul.

 Paul Mansky  - Smith Barney - Analyst

 Okay great. Thank you.

 Tom Hudson  - Computer Network Technology - Chairman, President and CEO

 Sure.

Operator

 There are no further questions at this time. I will now turn the call back to you to please continue with your presentation or closing remarks.

 Tom Hudson  - Computer Network Technology - Chairman, President and CEO

 Yes let me just close by reiterating that we are pleased with the quarter and the continued pickup of our products sales and our solution sales. I’m very proud of the teams tightening our belt, improving our volumes and turning in an improved profitability. I think that bodes well for CNT’s products and services and bodes well also for the pending merger with McDATA. All the basics of the strategy and implementation and execution of that are in place.  I’m very excited about it and confident that with the CNT, McDATA combination, there will be a real sustainable business model going forward.

Thanks for your interest today.  If you have any comments or questions, give Greg and I a call or an email and we’ll try and get right back to you. Thanks a lot.

Operator

 Ladies and gentlemen that does conclude the conference call for today. We thank you for your participation and ask that you please disconnect your lines.

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ADDITIONAL INFORMATION AND WHERE TO FIND IT: On February 11, 2005, McDATA filed a registration Statement on SEC Form S-4 and McDATA and CNT filed a Joint Proxy Statement/Prospectus with the SEC in connection with the proposed merger. This Registration Statement has not been declared effective by the SEC and the Joint Proxy Statement/Prospectus is not in its final definitive form and both may be amended. McDATA and CNT will mail a Joint Proxy Statement/Prospectus to stockholders of McDATA and shareholders of CNT containing information about the proposed merger after the registration Statement containing the Joint Proxy Statement/Prospectus has been declared effective by the SEC. Investors and security holders are urged to read the Registration Statement and the Joint Proxy Statement/Prospectus carefully in their entirety when they are available. The Registration Statement and Joint Proxy Statement/Prospectus contain important information about McDATA, CNT, the proposed merger, the persons soliciting proxies relating to the proposed merger, their interests in the transaction and related matters. Investors and security holders can obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of the Joint Proxy Statement/Prospectus may also be obtained from McDATA by directing a request by mail to McDATA Corporation at 380 Interlocken Crescent, Broomfield, CO 80021, telephone (720) 558-4629, or from CNT by directing a request by mail to CNT at 6000 Nathan Lane North, Plymouth, Minnesota 55442, telephone (763) 268-6130.

In addition to the Registration Statement and the Joint Proxy Statement/Prospectus, McDATA and CNT file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by McDATA and CNT at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC’s other public reference rooms in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. McDATA’s and CNT’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at http://www.sec.gov.

McDATA, CNT, directors and certain executive officers of McDATA and CNT may be considered participants in the solicitation of proxies in connection with the Merger. Certain directors and executive officers may have direct or indirect interests in the Merger due to securities holdings of McDATA and CNT, and consulting arrangements, service as directors and officers and rights to severance payments following the Merger. In addition, certain directors and officers, after the Merger, will be indemnified by McDATA and will benefit from insurance coverage for liabilities that may arise from their services as directors and officers of CNT prior to the Merger. McDATA and CNT have retained Mellon Investor Services LLC to assist them in soliciting proxies from their respective stockholders and shareholder. Additional information regarding the participants in the solicitation is contained in the Registration Statement and Joint Proxy Statement/Prospectus filed by McDATA and CNT with the SEC.